

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2024

Gregory Perry
Chief Financial Officer
Merus N.V.
Uppsalalaan 17
3584 CT Utrecht
The Netherlands

> **Re: Merus N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-37773**

Dear Gregory Perry:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2023 and 2022, page 103

1. We note the statement that you do not allocate employee-related costs, depreciation, rental and other indirect costs to specific research and development programs. Please revise future filings to disclose the costs incurred program-by-program for those costs that are tracked. Also revise to provide other quantitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations for all periods presented.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lynn Dicker at 202-551-3616 or Eric Atallah at 202-551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences